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April 16, 2008

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Ryan C. Milne

Re:	Westview Acquisition Corp.
Form 8-K dated February 4, 2008
Filed February 7, 2008
File No. 0-52497

Dear Mr. Milne:

Thank you for your April 10, 2008 letter regarding Westview Acquisition Corp. (“Westview”). Enclosed is Amendment No. 1 to the Westview's Form 8K (“Form 8K/A”), which has been marked to show changes from our prior submission. The changes in the revised Form 8K/A reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Westview's Form 8K/A, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staffs numbered comments in their entirety followed by our responses thereto.

1.
Please revise the fourth paragraph of your disclosure to state whether during the last two fiscal years, or such shorter period as the registrant had been in existence, through the date of dismissal, Westview had no disagreements(s), whether resolved or not resolved with Raich, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Raich’s satisfaction, would have caused Raich to make reference to the subject matter of the disagreement(s) in connection with its report. See Item 304(a)(1)(iv)(A) of Regulation S-B.

United States Securities
and Exchange Commission
April 16, 2008

Response: Complied with. We have revised the disclosure to state that from January 3, 2007 through February 4, 2007, the date of dismissal Westview had no disagreements whether resolved or not with Raich, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

2.	Please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the firm agrees with your revised Item 304 disclosures, or the extent to which they do not agree.

Response: Complied with. We have updated the letter from our former accountants stating that the firm agrees with our revised disclosure and there were no disagreements whether resolved or not with Raich. Such letter is filed as Exhibit 16 to the Form 8K/A.

Sincerely,

/s/ Hank Gracin
Hank Gracin